Contact

www.linkedin.com/in/marsalanktk (LinkedIn)
contractorplusbooks.com/financial-health-check (Company)

Top Skills

Executive Management
Director level
Financial Modeling

Muhammad Arsalan

Accounting & Fractional CFO for $2M–$15M US Contractors | Clean Books, Job Costing, WIP & Cash Flow | Ready for Lenders, Bonding & Growth

Pakistan

Summary

Profit looks fine. Cash doesn't.QuickBooks says one thing. Your jobs say another.Then the lender, CPA or bonding company asks for financials you are not completely comfortable defending.Most contractors do not need another financial report.They need financials they can actually use to run the business.I work with established US contractors with multiple crews, active jobs and growing financial complexity.Most conversations start because something specific is happening:• Profit looks good, but cash feels tight• Actual job margins are different from the estimate• The books or QuickBooks need cleanup• A lender, CPA or auditor needs better financials• The company wants to qualify for bigger work• The owner needs better WIP, job costing or cash visibility• The accounting team is stretched and needs additional back office supportThrough Contractor Plus Books, we provide financial cleanup, monthly accounting, audit ready and financing ready financial support, outsourced back office accounting and Fractional CFO support.Our CFO work focuses on the decisions behind the numbers: 13 week cash forecasting, job margin review, WIP, working capital, labor burden, receivables and owner reporting.Every engagement is founder led, with the accounting team built around the scope.If you are not sure where the problem is, start with the 3 Minute Contractor Financial Health Check:contractorplusbooks.com/financial-health-checkOr message me “DIAGNOSTIC” if a loan, large job, new crew or growth decision cannot wait.

Experience

Contractor Plus Books

Executive Director
August 2025 - Present (1 year 2 months)
United States

Financial systems and decision support for U.S. roofing and specialty contractors.

Core work:
• Contractor Financial Diagnostics
• Job costing and WIP reporting
• Accounting cleanup and monthly close
• Cash flow forecasting
• QuickBooks, ADP and Gusto workflows
• Lender and bonding preparation
• Fractional CFO support

Engagement path:
Financial Health Check → $997 Diagnostic → Cleanup / Monthly Accounting / Fractional CFO

Led an end-to-end finance systems improvement by migrating Sage 50 to QuickBooks Online, integrating ADP payroll with the accounting workflow, and redesigning estimating inputs to include previously omitted payroll taxes, financing costs and allocable overhead. Also transitioned selected back-office functions to a Pakistan-based team, reducing related employee costs by 35% while improving job cost capture and reporting efficiency.

Strengthened financial reporting and bid readiness by identifying missing schedules, classifications and reporting gaps affecting working capital, current ratio, debt to equity, tangible net worth, WIP, backlog gross profit, under/overbillings, margin fade and receivables aging. Built forward-looking cash-flow forecasts to help management assess whether the business could support larger projects, weekly payroll, material purchases, financing obligations and expansion decisions.

Munir Khanani Securities Limited
Independent Director
August 2025 - Present (1 year 2 months)
Pakistan

Independent Director at a PSX-licensed brokerage house, providing board-level oversight across governance, financial reporting, risk management, regulatory compliance, and capital adequacy.

Key contributions:

• Reviewed liquidity, capital adequacy, and Net Capital Balance monitoring to support early identification of stress scenarios.
• Strengthened board-level visibility through reporting dashboards covering liquidity, exposure limits, compliance metrics, and operational risk indicators.
• Provided oversight on AML/CFT, KYC governance, client asset protection, settlement controls, and regulatory reporting accuracy.
• Supported capital allocation and expansion discussions by ensuring growth decisions remained aligned with liquidity capacity and regulatory requirements.

This role strengthened my ability to evaluate businesses not only from a finance perspective, but also through governance, risk, controls, and long-term sustainability.

EY

Assistant Audit Manager

April 2024 - July 2025 (1 year 4 months)

Karachi Division

Worked on statutory audit and assurance engagements for financial sector clients, including Investcorp and group entities.

My work included audit planning, execution, review, client coordination, internal control evaluation, and complex financial reporting areas across investment and asset management structures.

Key experience:

• Worked on audit procedures for a leading global alternative investment group with exposure to private equity, real assets, credit, and liquid strategies.

• Gained exposure to complex areas including Collateralized Loan Obligations (CLOs), fair value measurements, investment structures, and cross-border reporting.

• Evaluated internal controls, financial reporting processes, and valuation-related audit areas for complex group structures.

• Coordinated with engagement teams and specialists to deliver audit work within tight reporting timelines.

This role sharpened my ability to work under pressure, understand complex financial structures, and maintain quality when deadlines are demanding.

KPMG In Pakistan

Assistant Audit Manager

November 2022 - April 2024 (1 year 6 months)

Karāchi, Sindh, Pakistan

Planned and executed statutory audits for financial sector clients, with a focus on banking (incl. Habib Bank Limited), financial reporting, internal controls, and regulatory compliance.

Key experience:

• Worked on audit engagements for financial institutions, including banking and regulated sector clients.

• Reviewed financial statements, internal controls, audit evidence, and key reporting areas under IFRS and applicable regulatory frameworks.

• Used KPMG audit methodology and workflow tools to manage audit execution, documentation, review points, and reporting timelines.

• Coordinated with client teams, audit teams, and specialists to resolve technical and reporting matters.

This role strengthened my foundation in financial institutions, audit quality, risk assessment, and structured execution.

Chase Securities Pakistan Private Limited

Head of Finance

November 2021 - October 2022 (1 year)

Pakistan

Led finance operations for a securities brokerage business, with responsibility across financial reporting, regulatory compliance, forecasting, internal controls, and finance process improvement.

Key contributions:

• Managed financial reporting, accounting records, and regulatory reporting for a brokerage operating in a regulated capital markets environment.

• Improved fund allocation by deploying idle funds more effectively, contributing to better returns on available liquidity.

• Supported implementation of IFRS 9 for investments and improved reporting treatment under the applicable financial reporting framework.

• Worked on brokerage system implementation and finance process improvement to strengthen reporting accuracy and operational control.

• Coordinated with auditors, regulators, and internal teams to support statutory audits, compliance reviews, and reporting obligations.

This role gave me hands-on experience in running finance from inside the business, not only reviewing it from the outside.

RUSSEL BEDFORD

Audit Associate to Audit Supervisor

November 2017 - October 2021 (4 years)

Pakistan

Progressed from Audit Associate to Audit Supervisor while working across audit, assurance, financial reporting, internal controls, and client coordination.

Key experience:

• Planned and executed audit engagements across manufacturing, brokerage, leasing, construction, and service-sector clients.

• Worked on IFRS reporting areas including IFRS 15, impairment assessments, consolidation, and financial statement review.

• Led audit teams, coordinated with specialists, and managed fieldwork execution through planning, testing, review, and finalization stages.

• Served as technical support on fraud risk and internal control matters under relevant audit standards.

• Promoted early from Associate to Supervisor based on performance and leadership.

This role built the base of my audit, financial reporting, team management, and client-facing experience.

UHY Hassan Naeem & Co

Audit Intern

August 2017 - October 2017 (3 months)

Pakistan

Supported audit teams in planning, documentation, financial statement review, and client coordination across statutory audit engagements.

This early role helped build my foundation in IFRS reporting, audit documentation, client communication, and professional discipline.

Ernst & Young

Advisory Associate

February 2017 - July 2017 (6 months)

Pakistan

Supported advisory work related to internal controls, process review, risk management, and business process improvement.

Key experience:

• Reviewed business processes and recommended improvements to strengthen controls and reporting discipline.

• Applied internal control frameworks including COSO across areas such as CAPEX, banks, inventory, investments, and receivables.

• Supported fieldwork, data collection, analysis, and documentation for advisory engagements.

This role gave me early exposure to process improvement, controls, and advisory work beyond traditional audit.

Education

ACCA

ACCA Member, Accounting and Finance · (2017 - 2020)

The Institute of Chartered Accountants of Pakistan

CBA, Auditing, Accounting, Finance, Taxation & Corporate Law · (2014 - 2020)